SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Viking Systems, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
92685Q 20 0
(CUSIP Number)
Thomas D. Balliett Marissa Leung Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No 92685Q 20 0	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,674,492*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,674,492*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,674,492*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 30.3%**
14	TYPE OF REPORTING PERSON IA; CO
*Includes 10,651,035 shares which are issuable upon exercise of the May 11, 2011 Warrants and the Midsummer Warrants.
**Percentages are based on 81,457,469 shares of Common Stock outstanding (58,806,434 shares of Common Stock as set forth in the Issuer’s 10-K filed on February 24, 2011 and as adjusted to take account for shares and warrants issued in the May 11, 2011 Transaction and the Midsummer Warrants – as defined below).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,674,492*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,674,492*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,674,492*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 30.3%**
14	TYPE OF REPORTING PERSON CO
* Includes 10,651,035 shares which are issuable upon exercise of the May 11, 2011 Warrants and the Midsummer Warrants.
** Percentages are based on 81,457,469 shares of Common Stock outstanding (58,806,434 shares of Common Stock as set forth in the Issuer’s 10-K filed on February 24, 2011 and as adjusted to take account for shares and warrants issued in the May 11, 2011 Transaction and the Midsummer Warrants – as defined below).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,674,492*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,674,492*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,674,492*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 30.3%**
14	TYPE OF REPORTING PERSON IN
* Includes 10,651,035 shares which are issuable upon exercise of the May 11, 2011 Warrants and the Midsummer Warrants.
** Percentages are based on 81,457,469 shares of Common Stock outstanding (58,806,434 shares of Common Stock as set forth in the Issuer’s 10-K filed on February 24, 2011 and as adjusted to take account for shares and warrants issued in the May 11, 2011 Transaction and the Midsummer Warrants – as defined below).

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Viking Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 134 Flanders Road, Westborough, MA 01581.

Item 2.	IDENTITY AND BACKGROUND.

(a)    This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG") and George Hall (“Mr. Hall” and collectively with CGI and CMAG, the “Reporting Persons”).

(b)    The principal business address of CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c)    The principal business of CGI is investing for funds and accounts under its management.  Mr. Hall is the Chief Investment Officer and President of CGI.  The principal business of CMAG is to invest in securities.

(d)    None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Hall is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares in the May 11, 2011 Transaction (as defined below) reported herein were derived from available capital of CMAG.  A total of approximately $1.7 million was paid to acquire such Shares.

Funds for the purchase of the Shares from Midsummer Investment Ltd. (“Midsummer”) reported herein were derived from available capital of CMAG.  A total of approximately $2.1 million was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

The Shares were purchased in two transactions by the Reporting Persons.  The Shares purchased in the May 11, 2011 Transaction (as defined below) were from the Issuer and the Shares purchased in the Midsummer Transaction (as defined below) were from Midsummer.  The transactions are described below:

1.           On May 11, 2011, CMAG purchased 6,800,000 Shares and warrants to purchase an additional 5,100,000 Shares exercisable at a price of $0.25 per warrant (the “May 11, 2016 Warrants”).

The Shares were acquired pursuant to a Purchase Agreement, dated as of May 5, 2011, among the Issuer, CMAG and certain other investors (the “May 11, 2011 Transaction”).  Pursuant to a Registration Rights Agreement, dated as of May 5, 2011, among the same parties, the Issuer is obligated to register for resale by CMAG and certain other investors, all Shares and all shares issuable upon the exercise of the May 11, 2016 Warrants.

The May 11, 2016 Warrants expire on May 11, 2016 and are initially exercisable at an exercise price of $0.25/Warrant.  The exercise price of the May 11, 2016 Warrants is subject to adjustment upon the occurrence of certain events, including, without limitation, adjustments upon stock splits and combinations, stock dividends, distributions, mergers, consolidations and reorganizations.

Pursuant to the Purchase Agreement, Joseph De Perio, a representative of the Reporting Persons, was appointed to serve as a member of the Issuer's Board of Directors.

2.           In connection with the May 11, 2011 Transaction, CMAG has entered into a Stock Purchase Agreement, dated as of May 4, 2011, between CMAG and Midsummer to purchase all of Midsummer’s holdings of the Issuer’s common stock and warrants (the “Midsummer Transaction”). At the time of the Midsummer Transaction, Midsummer owned 7,223,457 Shares, and warrants to acquire an additional 5,551,035 Shares of the Issuer with an exercise price of $0.18 per Share (the “Midsummer Warrants”).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, board composition, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)    The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 81,457,469 Shares outstanding, which includes 58,806,434 Shares outstanding as of January 31, 2011 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2011 for the period ended December 31, 2010, and as adjusted to take account for the Shares and warrants issued in the May 11, 2011 Transaction and the Midsummer Warrants.

As of the close of business on May 18, 2011, the Reporting Persons may be deemed the beneficial owners of an aggregate of 24,674,492 Shares, including 5,100,000 shares issuable upon exercise of the May 11, 2016 Warrants and 5,551,035 shares issuable upon exercise of the Midsummer Warrants, constituting approximately 30.3% of the Shares outstanding.

(b)    By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 24,674,492 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI and CMAG, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CMAG has voting power or dispositive power.

(c)    Except as set forth in Items 3 and 4 of this Schedule 13D, both of which are hereby incorporated by reference into this Item 5(c) in their entirety, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule A has engaged in any transaction during the past 60 days in any of the Shares.

(d)    No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Purchase Agreement, dated as of May 5, 2011, by and among the Issuer, CGI and certain other investors (the “Purchase Agreement”) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 11, 2011).

Exhibit 2	Registration Rights Agreement, dated as of May 5, 2011, by and among the Issuer, CGI and certain other investors (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 11, 2011).

Exhibit 3	Form of Common Stock Purchase Warrant, issued by the Issuer to each purchaser party to the Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 11, 2011).

Exhibit 4	Purchase Agreement, dated as of May 4, 2011, by and between CMAG and Midsummer.

Exhibit 5	Joint Filing Agreement, dated May 20, 2011.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2011

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

George Hall
/s/ George Hall

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

The following sets forth the name, citizenship, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church  Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.